November 19, 2019

Jason Meggs
Chief Financial Officer
Syneos Health, Inc.
1030 Sync Street
Morrisville, NC 27560-5468

       Re: Syneos Health, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 18, 2019
           File No. 001-36730

Dear Mr. Meggs:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services